FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: A press release dated June 24, 2002 announcing that Rhodia has agreed to sell its paper latex business to Raisio.

Rhodia

PRESS RELEASE

RHODIA SELLS ITS PAPER LATEX BUSINESS TO RAISIO

Paris, June 24, 2002 – Rhodia announced today the signing of an agreement with the Finnish group Raisio Chemicals to sell its 50% stake in Latexia, a joint-venture created in 2000 to produce and market latex for the paper industry. In addition to the Latexia shares, Rhodia will sell to Raisio some paper latex production assets that were not part of the joint-venture creation. Completion of the transaction, which is subject to certain regulatory approvals, is expected to take place at the end of July.

This sale is in accordance with Rhodia's strategy to divest non-core businesses. In addition to targeting its offer to the high value added segment of industrial paints, Rhodia will focus on the development of its performance latex dispersions dedicated to the decorative paints and construction materials markets. These performance latex activities represent 30% of Rhodia PPMC's annual turnover, approximately 180 million euros.

Latexia is the world's second largest supplier of latex for paper coating applications with a turnover of 200 million euros and employs approximately 200 people.

* * *

Latexes are polymers in emulsion with strong binding powers which enable a wide range of applications. They are used for paper coatings applications mainly to increase both the printing quality of paper and the page's properties.

Rhodia PPMC *offers a wide range of products, services and technologies (performance latex, tolonates...) for the industrial and decorative coating, and construction industries. Rhodia's innovative solutions meet the needs of manufacturers for performance and environmental responsibility.*

Rhodia *is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, healthcare, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Contacts

Press Relations
Jean-Christophe Huertas Tel: 33-1 55 38 42 51
Lucia Dumas Tel: 33-1 55 38 45 48

Investor Relations
Marie-Christine Aulagnon Tel :33-1 55 38 43 01
Angélina Palus Tel: 33-1 55 38 42 99

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2001

RHODIA

By: ____________________
Name: Pierre PROT
Title: Chief Financial Officer